UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant's name into English)

333 Bay Street

Suite 2400

Toronto, Ontario

M5H 2T6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN STAR RESOURCES LTD.

Date: December 9, 2021

(signed) Paul Thomson

_______________________

Paul Thomson

Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	Consolidated Financial Statements for the Six Months Ended June 30, 2021 and June 30, 2020